UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Innodata Isogen, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   457642 20 5
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      ---------- *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457642 20 5                 13G                      Page 2 of 5 Pages

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1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Jack Abuhoff
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   (a) | | N/A
   (b) | | N/A

   Not Applicable
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
NUMBER OF         5.   SOLE VOTING POWER

SHARES                 2,812,644(1)
               -----------------------------------------------------------------
BENEFICIALLY      6.   SHARED VOTING POWER

OWNED BY EACH          None
REPORTING      -----------------------------------------------------------------
                  7.   SOLE DISPOSITIVE POWER

                       2,812,644(1)
               -----------------------------------------------------------------
PERSON            8.   SHARED DISPOSITIVE POWER

WITH                   None
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,812,644(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

    Not Applicable
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.7%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

(1)   includes 2,646,660 shares that may be issued on exercise of stock options

CUSIP No. 457642 20 5                 13G                      Page 3 of 5 Pages

Item 1.

(a)   Name of Issuer

      Innodata Isogen, Inc.

(b)   Address of Issuer's Principal Executive Offices:

      3 University Plaza

      Hackensack, NJ 07601

Item 2(a). Name of Person Filing

      Jack Abuhoff

Item 2(b). Address of Principal Business Office

      3 University Plaza, Hackensack, NJ 07601

Item 2(c). Citizenship

      USA

Item 2(d) Title of Class of Securities

      Common Stock, par value $.01 per share

Item 2(e) CUSIP Number

      457642 20 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
      (c), check whether the person filing is a:

(a)   |_| Broker or dealer registered under Section 15 of the Exchange Act.

(b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)   |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No. 457642 20 5                 13G                      Page 4 of 5 Pages

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

      2,812,644(1)

      (b) Percent of Class:

      10.7%

      (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  2,812,644(1)

            (ii)  Shared power to vote or to direct the vote

                  None

            (iii) Sole power to dispose or to direct the disposition of

                  2,812,644(1)

            (iv)  Shared power to dispose or to direct the disposition of

                  None

CUSIP No. 457642 20 5                 13G                      Page 5 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

                                         January 31, 2006
                                         ---------------------------------------
                                                    Date

                                         /s/ Jack Abuhoff
                                         ---------------------------------------
                                                    Signature

                                         Jack Abuhoff, Chairman
                                         ---------------------------------------
                                                    Name/ Title

(1)   includes 2,646,660 shares that may be issued on exercise of stock options